Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Post-Effective Amendment No. 10 to the Registration Statement of Resource Apartment REIT III, Inc. on Form S-11 (File No. 333-207740) of our report dated October 13, 2017, with respect to the historical summary of revenues and certain expenses of Bay Club for the year ended December 31, 2016 included in the Current Report on Form 8-K/A filed with the SEC on October 13, 2017, and to the reference to our firm under the heading “Experts” in the prospectus.

Our report related to the historical summary of revenues and expenses refers to the fact that the statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to be a complete presentation of revenues and expenses.

/s/ KPMG LLP

Dallas, Texas

November 29, 2018